EXHIBIT 99.1

Key Battery Pack Protection Patent Granted to O2Micro

GEORGE TOWN, Grand Cayman, Feb. 07, 2019 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the grant of a key Battery Pack Protection patent.

O2Micro was issued 20 claims under United States patent number 8,922,218 for the invention of a set of protection circuits for Lithium Ion battery cells. The protection circuits must be operating continuously, from the moment of connection to the cells, thus these circuits must have very low current drain enabling long battery life. This invention enables a very low current drain with continuous safety protection.

Bill Densham, strategic marketing director, O2Micro, commented, "This invention enables a low cost, very low current drain Lithium Ion cell protection system enabling product differentiation.”

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com